                                                       Filed by Novell, Inc. and
                             Cambridge Technology Partners (Massachusetts), Inc.

                                                            Pursuant to Rule 425
                                                    under Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                  Subject Company: Cambridge Technology Partners
                                                           (Massachusetts), Inc.
                                   Commission File No. of Filing Person: 0-21040


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     The following statements were made during BrainShare 2001 Conference
                              Monday, March 19th
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Remarks by                 The good news is the folks in this room understand
Dr. Eric Schmidt,          the things that I'm talking about. You guys are
chairman, president        the very best of the best. The problem that, at
and chief executive        least from my perspective as a business person,
officer of Novell          Novell had, we can't get there on our own fast
                           enough. We did a long and complicated analysis, which is very entertaining and I haven't done it before, over about a six-month period and we identified another company which could help us.

                           Not another product company. We have lots of products, that's not the problem at Novell. In fact, our products always win the awards. The problem was that we needed to be able to sell them as solutions; we sell them as products.

                           And so based on that, I went out to Boston and approached Jack Messman, who I'll talk about in a minute, and said why don't we think about taking the solutions capability that you all have, you all at Cambridge Technology Partners, and combine that with Novell? The reason I proposed this is that I felt very strongly that the speech and the little model that I described is not really a product pitch, it's really a solution pitch, and the way a customer makes their decision is they look at a solution to solve a problem. Everything we've talked about, we've now got it all sort of assembled in the way that I talked about before, take all of that and integrate it.

                           And it turns out that CTP has all of the necessary people to sell a complete solution. At that point I also said that I thought that he would be a better person to lead the joint effort, and I would work on strategy and be chairman. And the reason I thought about that is because this guy knows how to drive a solutions-based business, and this guy has the experience, the drive, and the commitment to make all that happen.

                           It is my distinct pleasure to welcome and introduce
                           Jack Messman, a
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                           person I have worked with for a very long time and
                           admire a great deal. Jack.
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Jack L. Messman,           Good morning everybody.  I'm delighted to be here.
president and chief        It's a pleasure to be with you today as we kick
executive officer          off BrainShare.
of Cambridge
Technology                 I want to take a few minutes to tell you more about
Partners                   one of the more significant changes on the Novell
                           horizon: that is the proposed acquisition of Cambridge Technology Partners.

                           Eric has articulated very well how Novell's one-net vision and net services are coming of age. What I plan to do in ten minutes or less, is to outline why Eric and I are so enthusiastic that Novell's acquisition of Cambridge will expedite its transition to a solutions focus and put Novell in a much better position to make that OneNet vision a reality.

                           I know everyone here is very familiar with Novell. You're probably quite familiar with Cambridge Technology Partners, as well. But let me start, nonetheless, by providing a little bit of context, so you can see how well the two organizations map together.

                           This slide contains the mission statements of the two organizations. As you can see, Novell and Cambridge share the same mission: to accelerate clients' e-business transformations. Novell, of course, has historically gone about this with a product approach; Cambridge has approached it from a services point of view. And these two orientations are wrapped together with a true end-to-end solutions-driven framework. They ensure the new organization will both deliver the maximum value and derive the maximum value from any client opportunity.

                           So, how exactly will we do that? With our announcement less than one week old, we don't have all answers in PowerPoint form today. But in the next couple of slides, we'll walk you through how we're adapting Cambridge's Go-to-Market strategy to produce value for our clients, our partners, our alliances, and for the combined company.

                           This slide articulates who Cambridge is. Cambridge is an e-solutions firm, solving complex business and technical problems, with leading-edge thought, with proven implementation capability and digital strategy, e-commerce, m-commerce, eCRN, eSEM, and eERM, and with industry solutions expertise in financial services, communications, products, and energy.

                           This slide graphically depicts Cambridge's Go-to-Market business model. I'm not going to go into detail for each side of what we refer to as the "Cube". Suffice it to say, we serve various geographies, with many
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                           services, in four primary vertical industries.

                           Let me direct your attention to what we call the "Sweetspot." The Sweetspot is where our services and vertical industries groups intersect. Industry groups provide and analyze value-chain models, market forces, business drivers, industry-specific alliances, and other strategic issues. Service lines provide best-in-class processors, enabling technologies and applications, organization models, and performance measures. The key is to provide differentiated solutions from your competitors. But now, look at what happens as we start to build Novell into this Go-to-Market strategy.

                           First, as this next slide depicts, we significantly extend our reach on a strictly geographic basis. Novell has a larger geographic footprint. Now if you turn your attention to the industry axis, you see that the combined organization basically doubles the areas of expertise, with Novell and Cambridge both bringing four practice areas to the model.

                           Looking at the services side of the cube, we see two compelling opportunities. First, Novell's technology and existing services organization, combined with Cambridge's offerings, allow us to extend the solutions layer, depicted here with such products as Netware, Zenworks, and Group Wise.

                           Perhaps even more compelling is the potential we see for Novell products to enhance our business solutions layer, with the combined capabilities of products like e-Directory, DirectoryXML, iChain, and Volera Accelerator.

                           Just to give you a visual taste for the fantastic opportunities we see at the solutions levels, this slide is a snapshot of a Cambridge standard reference architecture. This is the architecture that is typical of a business solution we might develop. I'm well aware you can't read all of the elements, but that's not the point. This is the point: where you see red, you see entry points for Novell products within the solutions Cambridge is currently delivering. I don't know about you, but I can tell you as that as a soon-to-be Novell employee like me, you'll find that this can be a particularly compelling graphic.

                           Taking Cambridge's existing solutions and mapping them against Novell's existing products is just a starting point. One of the most exciting elements of the Novell/Cambridge combination lies in their shared history of innovation. Novell and Cambridge revolutionized their respective industries and along the way revolutionized the way their clients conducted business. Through this merger, both organizations have an opportunity to do it again by mobilizing leading product engineers and industry-leading e-solution architects, with an overall framework of client-focused and solution-focused innovation.
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                           But we're not foolish enough to think we can do or
                           should do it alone, or try to do it alone. In this room are approximately 7,000 extremely smart people: developers, consulting partners, alliance partners, and industry analysts, and many of our shared customers. One of the things that Novell has been extremely good at is forging alliances with first-class organizations. As I see it, Novell walks the walk. It brings network business models to life for its clients. But it operates as a network business model itself. This is fundamental to Novell's success; it's fundamental to our clients' success; it's absolutely something that we're going to pursue. The media and analyst have had a field day this past week trying to suggest that there are all sorts challenges on the horizon for Novell and its many alliances. Well, I say to them: "you're about two decades behind the times."

                           The world of strategic partnerships is changing, with exclusive relationships becoming increasingly less viable for all concerned. The reality is in today's business environment, sometimes you compete and sometimes you partner. It was Novell's former CEO, Ray Norda, who actually coined the term "coopetition" to describe this. I believe that the many Novell relationships represented in this room are forged around mutual opportunity. The Cambridge acquisition does not decrease the opportunities. Quite to the contrary, it increases them.

                           All of you have a unique opportunity to use Novell's new products to differentiate yourselves in the marketplace and create a competitive advantage.

                           As I've tried to depict in outlining our expanding Go-to-Market strategy, the opportunities in front of Novell and, therefore, in front of Novell's vast constellation of alliances, are expanding. And we're looking forward to working with many of you, or working together for many of you, to make the most of those opportunities.

                           I hope you have a wonderful couple of days here. I'm looking to talking with as many of you as I can, and I'm looking forward to again coming back to this venue next year with more exciting opportunities for our combined futures. Thank you very much.

                           Jack Messman used the following slide presentation in connection with his speech:

                           Slide 1:
                           [Novell logo; graphic of two people holding the letter "N"]

                           Sharing a Mission
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                                  The power to change
                                  Jack Messman Chairman & CEO
                                  Cambridge Technology Partners
                                  (CEO-elect, Novell)

                           Slide 2:
                           [Novell logo; graphic of man standing next to the letter "N"]

                           Novell and Cambridge Share a Mission...
                           Accelerate our client's eBusiness transformations

                           Novell Mission

                           To provide services software that gives organizations the ability to:

                                  Simplify the complexity of the Net
                                  Securely extend and integrate networks and applications between companies
                                  Accelerate their transformation to eBusinesses

                           Cambridge Mission

                           To provide strategic and management consulting as well as systems integration services to transform our clients into eBusinesses


                                  Working in collaboration with Global 1000 and high-velocity middle-market companies,
                                  Cambridge combines a deep understanding of New Economy issues with integrated, end-to-end services, and a proven track record of shared risk and rapid, guaranteed delivery

                           Slide 3:
                           [Novell logo; Cambridge Technology Partners logo; graphic of man standing next to the letter "N"]

                                  Who is Cambridge?
                                  Cambridge is an e-solutions firm solving
                                  complex business and technical problems with
                                  leading-edge thought and proven implementation capacity in:
                                  Digital Strategy                 eCRM
                                  E-commerce                       eSCM
                                  M-commerce                       eERM

                                  With industry solutions expertise in:
                                  Financial Services  Manufacturing
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                                  Communications  Energy

                           Slide 4:
                           [Novell logo; graphic of man standing next to the letter "N"; graphic of the Go-to-Market Business Model, represented by a picture of three sides of a cube, with sides containing the following:]

                                  Industries
                                  Financial Services
                                  Communications
                                  Energy
                                  Manufacturing

                                  Services
                                  Strategy
                                  EcmC
                                  ECRM
                                  eSCM
                                  eERM
                                  UX
                                  Technology
                                  Markets
                                  Geographic Markets

                           Slide 5:
                           [Novell logo; graphic of man standing next to the letter "N" graphic of three-dimensional cube showing intersection of "services" and "industries" in the center of cube]

                                  Our Solutions "Sweet Spot"
                                  Where service lines and industries intersect

                                  Industry groups
                                  Provide and analyze value chain models, market forces, business drivers, industry-specific alliances, and other strategic issues

                                  Service lines
                                  Provide best-in-class processes, enabling technologies and applications, organizational models, and performance measures

                           Slide 6:
                           What are the opportunities for a combined Novell and Cambridge Go-to-Market strategy?

                           [Repeat of Slide 4, with the side of cube labeled "geographic markets" expanded in size]
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                           Slide 7:
                           What are the opportunities for a combined Novell and Cambridge Go-to-Market strategy?

                           [Repeat of Slide 4, with the side of the cube labeled "industries" expanded in size and adding the following:]

                                  Industries
                                  Government
                                  Insurance
                                  Education
                                  Healthcare

                           Slide 8:
                           What are the opportunities for a combined Novell and Cambridge Go-to-Market strategy?

                           [Repeat of Slide 4, with the side of the cube labeled "services" expanded in size]

                                  Expanded technology solution capability
                                  sNetware
                                  ZENworks
                                  GroupWise

                           Slide 9:
                           What are the opportunities for a combined Novell and Cambridge Go-to-Market strategy?

                           [Repeat of Slide 4, with the side of the cube labeled "services" expanded in size]

                                  Enhanced business solution capability
                                  NDS eDirectory
                                  DirXML
                                  Ichain
                                  Volera Excelerator

                           Slide 10:
                                  Cambridge Reference Architecture

                           [Flowchart representing Cambridge Reference
                           Architecture, containing the following:]

                                  WebServer
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                                  Gateways (Non HTTP requests)
                                  Voice Gateway
                                  Device Template/Rules Repository
                                  Presentation Engine
                                  Content Cache
                                  Application Tier
                                       Security Layer
                                       Session & Connection Management
                                       Request Dispatcher
                                       Groupware Integration
                                       Search
                                       Application Integration Tier Adapter
                                       E-commerce Engine
                                       Personalization Engine
                                       Notification Engine (Push)
                                       User Profile Management
                                       Service Registration API
                                       Platform Extension API
                                  Application Integration Tier
                                       Messaging Service
                                       Transformation Engine
                                       Application Adapters
                                       Routing Engine
                                       Corporate Application's Meta Data
                                         Directory
                                       XML Translators
                                  Corporate Applications
                                       SFA
                                       CRM
                                       Analytics
                                       EProcurement
                                       Content Mgmt
                                  B2B Connection (XML)
                                  External Entitles
                                       Portals
                                       ASPs
                                       Businesses
                                  Exchange Server
                                  LDAP Server

                           Slide 11:
                           Novell/Cambridge Reference Architecture

                           [Flowchart representing Novell/Cambridge Reference
                           Architecture, containing the following:]
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                                  WebServer
                                  Gateways (Non HTTP requests)
                                  Voice Gateway
                                  Device Template/Rules Repository
                                  Presentation Engine
                                  Cache ICS [highlighted in red]
                                  Application Tier
                                  Security Layer/Single sign-on, iChain, ICS,
                                  PKI [highlighted in red]
                                  Session & Connection Management
                                  Request Dispatcher
                                  Groupware Integration [highlighted in red]
                                  Search
                                  Application Integration Tier Adapter
                                  [highlighted in red]
                                  E-commerce Engine
                                  Personalization Engine
                                  Notification Engine (Push)
                                  User Profile Management
                                  Service Registration API
                                  Platform Extension API
                           Application Integration Tier
                                  Corporation Application's Meta Data
                                  Repository/eDirectory
                                  [highlighted in red]
                                  Messaging Service
                                  Transformation Engine
                                  DirXML/Application Adapters
                                  [highlighted in red]
                                  Routing Engine
                                  Corporate Application's Meta Data Directory
                                  ML Translators
                           Corporate Applications
                           B2B Connection (XML)
                           External Entitles
                                  Portals
                                  ASPs
                                  Businesses
                           Exchange Server
                           LDAP Server/eDirectory/NDS [highlighted in red]
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Stewart Nelson,            Let's talk about our Novell Services Group.  Well
chief operating            certainly, this is huge, again, a 30-billion dollar
officer of Novell          market opportunity, growing by 18%. Now we have had
                           assets in that area like our Novell Technical
                           Services, education, and our consulting group. And now with the acquisition of Cambridge Technology
                           Partners, we think we can accelerate the growth in the market, and we can accelerate the movement to OneNet solutions.

                           That's why this is so exciting going forward. This provides us with the
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                           ability to enhance what is already been started -
                           what we started out on over a year ago, and it enables us to move more quickly than we were in the past in movement of companies to OneNet services.

                           We believe this is good for our company because it gives us the ability to focus on this acceleration. Our partners, because it expands the marketplace at a rapid rate. And obviously, this is good for our customers.

                           Also, and you all know this as well, we have 660,000 professional services certifications out there, and more than 1,200 authorized education centers.

                           We believe today, after having gone through the year 2000, and organized ourselves appropriately, identified the market opportunities, we have and will continue to make the changes necessary to garner that market potential.

                           Stewart Nelson used the following slide in connection in his presentation:

                           Slide 1:
                           Novell Services

                           [Novell logo; graphic of man standing next to the letter "N"]

                           Professional services that enhance the customer experience $30B market growing at 18% annually

                           Key Assets
                                  Novell Consulting
                                  Cambridge Technology Partners
                                  Novell has granted more than 660,000
                                  professional certifications
                                  More than 1,200 authorized education centers

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